# CLECO CORPORATION                                                                        EXHIBIT 12(a)

## Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

| (THOUSANDS, EXCEPT RATIOS) | FOR THE THREE MONTHS ENDED MARCH 31, 2010 | FOR THE TWELVE MONTHS ENDED MARCH 31, 2010 |
|---|---|---|
| Earnings from continuing operations | $ 149,970 | $ 249,628 |
| Undistributed equity gain from investees | (37,847) | (30,575) |
| Income taxes | 79,866 | 88,119 |
| Earnings from continuing operations before income taxes | $ 191,989 | $ 307,172 |
| Fixed charges: | | |
| Interest, long-term debt | $ 17,737 | $ 68,257 |
| Interest, other (including interest on short-term debt) | 7,581 | 11,664 |
| Amortization of debt expense, premium, net | 688 | 1,997 |
| Portion of rentals representative of an interest factor | 112 | 510 |
| Interest of capitalized lease | 498 | 2,042 |
| Total fixed charges | $ 26,616 | $ 84,470 |
| Earnings from continuing operations before income taxes | $ 191,989 | $ 307,172 |
| Plus: total fixed charges from above | 26,616 | 84,470 |
| Plus: amortization of capitalized interest | 162 | 467 |
| Earnings from continuing operations before income taxes and fixed charges | $ 218,767 | $ 392,109 |
| Ratio of earnings to fixed charges | 8.22 × | 4.64 × |
| Total fixed charges from above | 26,616 | 84,470 |
| Preferred stock dividends | 18 | 63 |
| Total fixed charges and preferred stock dividends | 26,634 | 84,533 |
| Ratio of earnings to combined fixed charges and preferred stock dividends | 8.21 × | 4.64 × |